FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of August, 2022

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3142 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

PUBLICLY HELD COMPANY WITH AUTHORIZED CAPITAL

CNPJ/ME No. 47.508.411/0001-56

NIRE 35.300.089.901

MATERIAL FACT

Companhia Brasileira de Distribuição (“Company”) hereby informs its shareholders and the market in general, pursuant to article 157, §4th, of Law 6.404/1976 and CVM Resolution 44/2021, that on the present date the Board of Directors of the Company approved the celebration of credits assignment agreements with financial institutions, for a value of approximately R$ 2 billion, referring to the anticipation of the tranches due to Sendas Distribuidora S.A. (“Assaí”) to the Company throughout the years 2023 and 2024 for the onerous assignment of 61 commercial establishments of the Company to Assaí, as publicly informed on the Material Facts published on December 16th, 2021 and February 25, 2022 (“Transaction”).

The value anticipated by the financial institutions is expected to be transferred to the Company in up to three tranches throughout the third quarter of 2022.

According to the Company’s financial statements of the second quarter, such anticipation of resources shall reduce the leverage of the Company in approximately 0.8x, from 1.9x to 1.1x.

Of the total value of the transaction, of R$ 5.2 billion, R$ 1.2 billion refer to the sale of 17 real estate properties of the Company and have already been received by the latter, and R$ 3.97 billion refer to the assignment of up to 70 commercial establishments. Up until this moment, the Company assigned 61 commercial establishments to Assaí, for an amount of approximately R$ 3.7 billion (representative of 95% of the total value of the commercial establishments). The payment agenda of such 61 commercial establishments are as follow:

•	R$ 1.1 billion have already been paid to the Company;
•	R$ 1.7 billion, informed in this Material Fact, shall be paid until the end of the third quarter of 2022;
•	R$ 0.9 billion still to be paid to the Company.

Furthermore, the Company informs that part of the value received from the financial institutions shall be used to the early redemption of the 17th issuance of debentures of the Company, as authorized in the respective issuance deed. Therefore, the Company and its fiduciary agent shall properly communicate B3 S.A. – Brasil, Bolsa, Balcão and the debenture holders in due time regarding the estimated date of the voluntary early redemption and other necessary information, as provided for in the issuance deed.

The department of Investors Relations of the Company remains at your disposal for any further clarifications.

São Paulo, August 17th, 2022.

Guillaume Marie Didier Gras

Vice President of Finance and Investor Relations Officer

SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: August 17, 2022	By: /s/ Marcelo Pimentel
	Name:	Marcelo Pimentel
	Title:	Chief Executive Officer

By: /s/ Guillaume Marie Didier Gras
	Name:	Guillaume Marie Didier Gras
	Title:	Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.